Exhibit (a)(16)
Multiple Sclerosis (MS) trial Phase 2 Result Call
Company Participants
•	John Lacey, Associate Director of Corporate Communications

•	Mark J. Enyedy, Senior Vice President

•	Michael S. Wyzga, Executive Vice President, Finance and Chief Financial Officer

•	Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge

•	Henri Termeer

•	Alastair Compston

•	Mike Wyzga
Other Participants
•	Michael Yee

•	Geoffrey Meacham

•	Phil Nadeau

•	Mark Schoenebaum

•	Jim Birchenough

•	Robyn Karnauskas
MANAGEMENT DISCUSSION SECTION
Operator
Welcome to the ECTRIMS Data Investor Conference Call. At this time all participants are in a listen-only mode. After the presentation we will conduct a question-and-answer session [Operator Instruction]. I’ll now turn the meeting over to John Lacey, Associate Director, Corporate Communications.
John Lacey, Associate Director of Corporate Communications
Good afternoon and welcome to today’s Investor presentation of key Genzyme data presented at ECTRIMS. My name is John Lacey, Associate Director of Corporate Communications. Before turning the call over to Mark Enyedy, Genzyme President for Transplant, Oncology and Multiple Sclerosis, I’ll first read our forward-looking statement.
The presentation contains forward-looking statements including without limitation Genzyme’s expectations that the Phase III data for alemtuzumab for MS will be available in mid-2011. Conclusion that alemtuzumab for MS offers a potentially transformative approach to MS treatment with unprecedented efficacy and conclusion that alemtuzumab for MS has a manageable safety profile. These statements are subject to risks and uncertainties that can cause actual results to differ materially from those forecasted.
These risks and uncertainties include among others that Genzyme is not able to successfully complete clinical development and obtain regulatory approvals of alemtuzumab for MS with an expected timeframe or at all, that ITP thyroid disease, Goodpasture’s disease and any other antibody mediated auto-immunity issues or any other safety issues, increase in frequency or severity in the treated population that Genzyme is unable to effectively compete against current or development stage MS products due to price, safety profile or any other reasons that Genzyme has not accurately estimated the size and characteristics of the market to be addressed by alemtuzumab for MS, that Genzyme is unable to secure the amount of reimbursement coverage from third-party payers that it expects, that physicians do not adopt alemtuzumab for MS as a treatment option at the rate that Genzyme estimate and the risks and uncertainties described in Genzyme’s SEC report filed under the Securities And Exchange Act of 1934, including the factors discussed under the caption risk factors in Genzyme’s quarterly report on Form 10-Q for the quarter ended June 30 of 2010.
Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this presentation. These statements speak only as of today’s date and Genzyme undertakes no obligation to update or revise them.
At this time, let me please turn the call over to Mark Enyedy.
Mark J. Enyedy, Senior Vice President
Good afternoon and thank you for joining us. We’re pleased to initiate today’s call from the convention center here in Goteborg, Sweden where the 26th ECTRIMS Congress is being held. ECTRIMS is the — one of the two major MS conferences each year. And this afternoon researchers from Europe and the U.S. together with Genzyme scientists presented the total of ten postures at the conference covering a range of clinical and preclinical data from our alemtuzumab MS program including the five year follow-up data described in today’s press release.
So the purpose of today’s call is to review with you the highlights from this afternoon’s presentation. So walk you through the data and to provide a broader perspective on it’s implications for MS patients. I’m joining today by Dr. Mike Panzara, who is Group Vice President and therapeutic area head for MS and immune mediated diseases for Genzyme, Professor Alastair Compston who is Professor of Neurology and Head of Department of Clinical Neurosciences, University of Cambridge and Dr. Alasdair Coles, a Senior Lecturer in the Department of Neurosciences at the University of Cambridge.
In terms of the agenda for the call we’ll start with the brief overview of the program and Mike will review the key data presented today. And then Dr. Coles will provide a clinicians perspective on these results and then we’ll open the floor for some Q&A.
So by way of introduction based upon the data that we’ve generated today with this program including this afternoon’s presentation, we believe alemtuzumab has the potential to transform the way in which MS has managed with unprecedented efficacy including demonstrated superiority to the current standard of care on the most important clinical outcomes, reduction and reasturate and accumulated disability, in addition to that improved disability and durable remissions from disease activity. The product also offers convenience — the convenience of the annual dosing as well as the manageable safety profile.
Just as a reminder alemtuzumab was the first humanized monoclonal antibody. It selectively targets the CD52 antigen, which is present on B and T lymphocytes, which are the cell types that drive the autoimmune response of underlying Multiple Sclerosis. The first MS patients were treated with alemtuzumab by Professor Compston and Dr. Coles in the 90’s, which led then to a large randomized Phase II study head-to-head against Rebif in relapsing remitting MS patients, which generated the follow up data that we are presenting today.
Based on the success of this Phase II trial, we initiated two Phase III study, shown here on the slide, the first in treatment of naive patients. Again head-to-head against relapse, head-to-head against Rebif with again relapse rate and sustained accumulation of visibility as the primary endpoint. And a second study in patient whose disease has progressed while on a licensed therapy again head-to-head against an active competitor with the same end point. Both of these studies are fully enrolled and we expect data from the trial end of 2011 and we expect to file those data in early 2012. We’ve received fast track status for the program and therefore anticipate regulatory actions sometime in the second half of 2012 for our alemtuzumab program. And so with that as an introduction, I’d like to turn it over to Mike to take you through today’s data.

Michael S. Wyzga, Executive Vice President, Finance and Chief Financial Officer
Thanks Mark and thanks to all of you for joining us. So I’d like to begin by reminding everyone of the three year result of the 223 studies that was published in 2008 in the New England Journal of Medicine and this really I think captures wide — there was an initial excitement about this program. First of all focusing on the left side of the slide you can see a risk reduction and relapse of 74% versus Rebif and then on the right side of the slide, risk reduction of 71% in the risk of acquiring disability progression, so a very substantial result that will serve as the foundation and the basis for the update that I’m going to provide you today.
Here just to remind everyone is the design of the Phase II study. There were three arms in this study, Rebif 44 micrograms three times a week, alemtuzumab 12 milligrams and alemtuzumab 24 milligram. Alemtuzumab is dosed five days at 12 milligram IV or 24 milligram IV in the first year and then three days in the second year. And then patients in this study were followed out to three years and that was the — those were the data you’ve just viewed and the data’s today will be — that I will be presenting are from the extension portion of that study. This demonstrates the effect on relapse in — of alemtuzumab versus Rebif over a period of five years.
The first column reminds you of the three year data, months 0 to 36. The middle column reminds you of the four year data and then the final set of columns reminds of the data that is new and presented this year at ECTRIMS. What you can see is that there was a sizeable reduction in relapse rate that was initially seen in the original study that was sustained throughout the five year period and this amounts to a 69% reduction over the period of five years.
This slide demonstrates the effect on disability progression. As we saw in the first slide, there was a substantial decrease in disability with the disability progression over the first three years of the study and this also was the stand over period, five years you can see over the course of five years patients on Rebif continued to progress while those on alemtuzumab did not and this reduction amounts to 80 — leads to 87% of the patients who received alemtuzumab in the study remaining disability progression free and I would remind you all that their last doze of alemtuzumab was four years prior to the time of this analysis. So these are people who, the majority of whom received their last course of alemtuzumab four years earlier yet remains free of disability progression throughout that time period.
Now, other very interesting observation that was noted in the original publication while patients on Rebif saw an increase in their EDSS score from baseline, patients on alemtuzumab saw a decrease in their EDSS score from baseline and that is shown in the first part of the slide. What the remaining portion of the slide shows you is that this improvement or reduction in disability score was sustained throughout both the four year and five year time period, while again those on Rebif continued to see an increase in disability scores. So again, this was a unique observation that in the original study that continues to be sustained out to month 60, again as many as four years after their last alemtuzumab infusion.
So now I’d like to spend a bit of time discussing the safety profile. First of all, the most common side effect that I was seen is mild to moderate infusion reaction. However, this is managed at the time of infusion by pre-treatment and the pre-treatment can effectively prevent and to ameliorate these symptoms. Infections were seen in the study, infections were more common on alemtuzumab than on Rebif. However most were mild to moderate in severity. I mean about 96% were mild to moderate in severity. There were no life-threatening or fatal infections that were seen. These infections that did occur responded appropriately to conventional treatment. And one observation that we did the — that was there were no increased risks over times, so no increased risk of infection with an increase in number of cycles.
Now as you are all aware we did the episodes with antibody-mediated autoimmunity and I will talk about that on subsequent slides. ITP, thyroid disorders and Goodpasture disease were the events that were noted. As you’ll see in the subsequent slides there are methods in place to monitor for these events and they can be detected and can be effectively managed when detected early and I’ll talk bit about — more about that in the following slides.
The methods that are used to detect these were put into the Phase III program to maximize patient outcome. The program in place includes patient and physician education as well as questionnaires, looking for the signs and symptoms, specifically of ITP and Goodpasture and as well as routine blood and urine monitoring. And as of September, our Safety Monitoring Committee for the Phase III studies highlighted no new safety signals.
So, first I’d like to talk briefly about auto-immune related thyroid disease. This was seen in approximately 30% of alemtuzumab treated patients this has been reported and known of side effects of alemtuzumab treatment. It sure is —it’s important to note that no patient with a thyroid event in the Phase II study discontinued alemtuzumab treatments and I’ll show you the efficacy data later on in those who developed secondary auto-immunity. These cases were detected through a periodic testing as well as signs and symptoms of thyroid disease, which are well known and understood by practicing neurologist and most of these events were managed by conventional or a medication and the treatment for hypothyroidism, levothyroxine or synthroid is most often given and methimazole for the hypothyroidism.
Touching briefly on ITP or immune thrombocytopenic purpura this occurred in about three or less than 3% of the alemtuzumab treated patients in Phase II. These have been described — these were described in the original publication, the index case from 2005 when I’m recognized and this is resulted in inter-cerebral hemorrhage. However, the remaining cases were identified to routine monitoring. They were managed with medical treatment or close observation and most recent update is they’ve achieved durable remission with normal platelet count and no sequel.
Patient and physician education, monthly questionnaires, monthly TBC as I’ve already mentioned they’re in place in the Phase III program to allow early detection and intervention and it is our hope by doing this frequent testing and collecting all of these data throughout the clinical trial as well as our extension studies that we will be able to design an optimum approach to managing this uncommon side effect.
Finally, I would like to touch on Goodpasture disease or anti-GBM disease. This is a rare event in alemtuzumab treated patient. There was one event observed in the Phase II study and was reported as well as two cases outside of the sponsored studies. Early detection in the patient — in the clinical trials led to early intervention recovery and this is actually — this case was actually discussed in detail at SM [ph] by the physician who treated this patient. The patient was identified early with only a modest increase in creatinine and when identified with has a near normal renal function. This experience with alemtuzumab is consistent with the literature that indicates that the detection and treatment improves viable and prevents renal failure and the best study of this was published by Levatol in 2001.
In that study they looked at a large cohort of patients who developed Goodpasture disease and looked at their renal function and found that those patients who presented in-home detectors was detected at the time of their renal function was less than 500 millimol or creatinine was less than 500 mmol per liter, 5.7 milligrams a deciliter had 100% survival and 95% preserved renal function and the treatment in these cases that improved outcome was short-term plasma exchange, mycoplasma and [indiscernible] along the treatment. So the education and surveillance that we have in the Genzyme’s trials focuses on education and again early detection by having monthly serum and creatinine testing and urine analysis again with the objective of early detection, management as the literature has suggested as well as in the one experienced in Phase II study and then the idea of developing a — an optimal treatment approach for later once we have all of the data and better access what the optimal monitoring program would be.
And finally this is the slide I mentioned earlier where we did an analysis looking at those who developed secondary autoimmune disorders in the Phase II study. And this is again, a three year analysis, this is the — the controlled portion of the study and what you can see is that in patients to develop secondary autoimmune disorders, the efficacy that they saw was similar to that of the overall population and you can see the number of events reported throughout.
So I think what these data suggest to us is first of all that alemtuzumab has substantial efficacy, substantial efficacy versus an active competitor, which is unique. Efficacy that consists of effects on disability and relapse as well as improvement in disabilities for and that the adverse events we did experience are manageable through various monitoring methods and the Phase III data that we look forward to in the middle of next year will help confirm these observations and through the monitoring we’re doing design an optimal approach to improving patient health.
So with that, I’d like to turn over to Dr. Coles, who will speak for the patient perspective.

Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge
Thank you very much Mike. So with Alastair Compston who is also here, we have been responsible for treating 150 patients with multiple sclerosis using alemtuzumab since 1991. And we have become used to the fact, that if we treat patients early on in the relapsing-remitting phase of the disease then we will see sustained efficacy over many years, with adverse effects that are easily detectable and easily manageable. In terms of the sustained efficacy, one measure of this is the quotes that you seen on the left hand side of your slide there indicating a fairly routine response to alemtuzumab treatment, which is patients forgetting their disease.
The fact the treatment is so infrequent and so free of adverse events of any consequence normally allows people to return to their lives and engage with normal activity and forget their multiple sclerosis. One of the unprecedented effects of alemtuzumab is the improvement in disability that we see. And as a consequence of that people who at one stage are faced with uncertainty and disability that takes them away from everyday activity, away from their employment, find out able to return to that normal life. So to give you an example, the young lady on your left there who is one of my patients has given me permission to tell you today that she at the diagnosis of multiple sclerosis left her work, left her partner, lead a very isolated existence, but now years later after treatment I can report she’s back in work, she is married and she has two children.
And this is what we are beginning to expect from alemtuzumab treatment. Research both in Cambridge with patients and in Genzyme with the new transgenic mice allows us to understand the unique mechanism of alemtuzumab action. So today we showed evidence suggesting that although alemtuzumab depletes lymphocytes as you’ve heard it could be as well interpreted as a drug, which enriches the lymphocyte [indiscernible] for regulatory T cell.
And secondly, we have published data recently showing that the improvement in disability may relate with the lymphocytes we’re generating after alemtuzumab secreting factors, which promotes frame of that. Given our confidence about the efficacy of alemtuzumab, both in its extend and its durability our attention is now focused on the safety profile in devising a risk monitoring program that will identify patients early so that we can initiate treatment aggressively and early.
And one advance we have made in this respect is that we are beginning to explore a biomarker, which with reasonable confidence will identify patients at high risk of autoimmunity prior to alemtuzumab treatment, which will allow us to council patients appropriately and if high risk patients choose to take alemtuzumab to direct them to a high intensive monitoring schedule in the future.
And we hope in the next year or two to be able to give you evidence for the confidence we have around this predictive biomarker. So we are left asking the questions, just how durable is alemtuzumab, how many re-treatments would be required over the lifetime for someone with multiple sclerosis? Just how early on in the cost of the disease, is it reasonable to expose people to alemtuzumab. And what is the envelope in which there is a risk of autoimmune disease? Can we say that we induce remission efficiency to prevent [indiscernible] of secondary progression years later. These are the sort of issues we’re beginning to contemplate as we in-visit the future of alemtuzumab treatment, a treatment which we generally believe offers a new paradigm in the treatment of multiple sclerosis.
Mark J. Enyedy, Senior Vice President
So we hope to have shared with you today is a high-level of view of a very comprehensive research and development program that progressed both clinically and also to understand the mechanism of action of the product. This program continues to generate high quality data as evidenced by the ten presentations. Today, we’re excited about it. We see an emerging profile that we think has a potential to become a new standard of care for a very large and growing multiple sclerosis market.
So, well with that operator we would like to move to Q&A.

Q&A
Operator
Thank you. [Operator Instruction] Our first question is today from Michael Yee with RBC Capital Markets.
<Q — Michael Yee>: Hi, great, thanks. There are two questions, one is can you just walk through how argues and non-argues the clinical monitoring for ITP would be — I mean patients still have to go in month rate. And then can you confirm whether or not you’ve seen ITP or Goodpastures to date in the studies, how often the committee, the monitoring committee’s meeting?
<A>: So regarding the first questions of Mike, I would ask the — the monitoring really isn’t that argues, it’s a simple blood test essentially [indiscernible] creatinine and then urine testing and not what we’re doing in the Phase III studies. So the hope is that once we have the Phase III study, once we have the datas in the Phase III study, once we know the number of Phase II for the Goodpasture and/or ITP that we do have any associations we can make with the monitoring will be able to make those associations. And we’re obviously not able to make those associations just that we have the studies ongoing.
<Q — Michael Yee>: Okay in regards to what you’ve seen to date and how often are the committee — the monitoring committee’s meeting?
<A>: The monitoring committee meets quarterly and they are — the most recent meeting was in September and they basically didn’t identify any nucleus at this point that we’re concerned. Next question?
<A — Henri Termeer>: Mike, this is Henri. It is pretty important to answer the question that you just answered in a seismic. There are no additional cases, but the three that we’ve reported on here could passed us, is that correct?
<A — Mark J. Enyedy, Senior Vice President>: That is correct.
<A — Henri Termeer>: Okay.
<Q — Michael Yee>: Thanks.
Operator
Our next question comes from Geoffrey Meacham with JP Morgan.
<Q — Geoffrey Meacham>: Yeah, hi, this is Krishna on behalf of Geoff. Just going back to the biomarker, identification of the biomarker you stated earlier, is this related to a specific haplotype in these GP disease patients? If so are you using this in the current ongoing Phase III trails?
<A — Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge>:
Thank you. So this is Alasdair Coles responding to that. Yeah we have published data and I’ll quickly give you the rest and the first author is John [ph] in the Journal of Clinical Investigation, 2010. So what we have discovered is its simply measuring the level of IL-21 cytokines in the serum is predictive of all forms of autoimmunity so not just thyroid decease, nor anti-GBM but autoimmunity generically with a positive predicted factor, a negative predicted factor of 70%.
<Q — Geoffrey Meacham>: Thank you.
Operator
Our next question comes from Phil Nadeau with Cowen & Company.

<Q — Phil Nadeau>: Good afternoon, thanks for taking my question. Dr. Coles, my question is to you and it’s one that I think you’ve actually post in your prepared remarks, but the answer wasn’t — wasn’t clear to me. So who is the most appropriate patient in your mind for Campath? It seems that you have weigh what is [indiscernible] efficacy against rather one in three chance of getting an autoimmune disease. So with all the other options that you have out there, where do you see this being used, whose most appropriate for?
<A — Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge>:
Well, thank you. I agree you asked the key question. My own view is very strongly tempted by the fact that in the Phase II study, if you leave people on Rebif for three years their disability will increase and yet if they’ve had alemtuzumab, their disability will have improved. And these are patients at the earlier stage of the disease. I’m very taken by that and for that reason I propose that alemtuzumab is used as a first line therapy in patients who have declared themselves to be relatively aggressive with an above average relapse frequency.
<Q — Phil Nadeau>: And what proportion of the first line patients does that represent?
<A — Alastair Compston>: This is Alastair Compston here. If I could sort of nourish that. Our experience of nearly 20 years now, but especially over the last decade has been of using alemtuzumab as a first line therapy in drug naive patients. I’m using it as early to the point of diagnosis as one reason we can as a responsible position. Now it’s clear that’s a drug with the adverse effect profile that you’ve heard about is a drug where one would be cautious when giving it to a patient with trivial manifestation of the illness.
But in any patient who as Alasdair Coles said has demonstrated that this is going to be an active disease, it is in my view the right first line treatment for that patient. So I give it, alemtuzumab, to all of my patients who are disease active ideally within the first two or three years of their illness.
<A — Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge>:
Alasdair Coles, just returning, so an alternative approach is to treat people with less potent therapies, we accept that. And if people take that approach, I would strongly argue that we need to monitor those patients carefully and if there’s any sign of disease breakthrough, then alemtuzumab would be a good treatment for those who are treatment experienced yet demonstrating disease activity.
<Q — Phil Nadeau>: Okay. And can you give us some idea of what portion of patients have this active manifestation?
Are they alone in their disease? Is that small minority or is that the vast majority?
<A — Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge>:
Well, Alasdair Coles. My view would be that it’s slightly less than half of patients at the time of diagnosis.
<Q — Phil Nadeau>: Okay, great. That’s very helpful. Thank you.
<A — Alastair Compston>: This is Alastair Compston here. In my view when all of the data are available to us from the Phase III trials next year and when we know that the safety profile is as we’ve experienced it thus so far it would be my view that the majority of patients who are going to require treatments for this disease, that is to say most people within the first few years of the illness, this is a very real option for them, if one really wants to transform their future.
<Q — Phil Nadeau>: Great. Thanks for taking my question.
Operator
Our next question comes from Mark Schoenebaum with ISI Group.
<Q — Mark Schoenebaum>: Hi, guys. Thanks — thanks for taking my question. I was wondering Sanofi made a point on their conference call the other today around alemtuzumab, which I found interesting. I just wanted to get you guys —you guys’ response to this. They said that, around pricing for alemtuzumab it would be straightforward to re-price in the U.S. Re-price the molecule in the U.S. but they made the point that ex-U.S., it might be very challenging to re-price the alemtuzumab molecule commensurate with MS pricing, Mark I was just wondering what your thoughts were on that?

<A — Mark J. Enyedy, Senior Vice President>: Sure, thanks Mark for the question. So, over the course of the last 24 months or so we’ve talked to more than a 100 payers and I’d say it’s five major markets that includes more than 30 medical and pharmacy directors here in the U.S. representatives from Ixquick [ph], [indiscernible] and other insurers in Germany, the major government agencies in France, including SEP [ph] as well as representatives currently with Knight [ph], the primary-care trust here in — in the UK as well as the Scottish Medicines committee and it’s a very consistent scene that comes from those interviews. But these are qualitative interviews not online things that actually talking to folks in those agencies and it’s a consistent message, which is we will be able to obtain a value-based price for the drug in MS as long as the clinical data that we’ve generated hold-up, which is complemented by a large amount of pharmacoeconomic data that will be collected in conjunction with the pivotal studies and together those will form the basis of a value — a value DOCA which will create a very compelling picture with respect to both the cost effectiveness of the product as well as the budget impact for MS patients. So we feel very good about those interviews and the DOCA that we’re developing for the product. And as we move towards the registration what we’re engaged today with those pairs [ph] and we will increase that engagement with the benefits of the Phase III — of the Phase III data. So, I think we feel good about obtaining value based pricing for the product in MS, managing the product in the oncology studying will be more complicated, but feasible in our view and at the same time ongoing dialog, which included a meeting yesterday frankly with the new Minister of Health for the U.K. So it’s an active conversation and we feel good about the outcomes there.
<Q>: Okay, thanks a lot. Thanks for doing the call too.
<A>: Sure.
Operator
Our next question comes from Jim Birchenough with Barclays.
<Q — Jim Birchenough>: Yeah, hi guys. Just I guess a two part question, one on the efficacy data we see at the five year point 60% of patients were involved in a follow-up versus 81% at three years. So I’m just wondering if Dr. Compston maybe or Dr. Coles could comment on the potential for selection bias to impact these results between three and five years. And then secondarily, I just want to make sure that I’m clear that there were no other auto-immune phenomenon that we’ve seen other than five or equate or I think could pass. Thanks.
<A — Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge>:
Alasdair Coles here, so the figures you’ve quote are absolutely correct. May I also remind you that there was a drop-out in the Rebif form, which we now represent people who have failed because of breakthrough disease. So in the Rebif form we’ve seen a group who are selected to have lower disease activity which would — if anything diminish alemtuzumab’s efficacy. So it’s absolutely true to say that the five-year data is not as robust as the three year data because of drop-outs.
<Q — Jim Birchenough>: Right.
<A — Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge>: So, we think it balanced in favor — balanced truthfully between Rebif dropout favoring new division alemtuzumab dropout the other way.
<Q — Jim Birchenough>: And in terms of the autoimmune phenomenon?
<A — Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge>: Yes, again this is complete. That is the list of autoimmune disease seen in this Phase II trial. As we have reported from Cambridge, we have seen self-resolving manifestations of autoimmune disease against neutrophils and lymphocytes which is not required frequently. And that is the complete list today.
<Q — Jim Birchenough>: Okay. Thanks for taking my questions. Thanks.

Operator
Our next question, thank you comes from Robyn Karnauskas with Deutsche Bank
<Q — Robyn Karnauskas>: Hi guys. Thanks for taking my question. I guess, I guess the first question I have is since you don’t really know how often you are going to have to dose Campath. You sort of alluded to some patients may do well after a few doses and continue to have a longer-lasting effect. How much data are you going to have at the time of filing and long term using and how do you factor that into your pricing decision given that some MS patients may only take a few years of the drug versus four or five years of the drug?
<A>: So I’m going to ask Mike to talk to the availability of data and then I’ll address your pricing question.
<A — Mike Wyzga>: So regarding the availability of data, we will have at the time of filing the two Phase III studies, which are specifically designed based upon two courses of treatment. We will also have the limited data from the Phase II study, where there have been patients who have received a third or fourth or very really a fifth course. So I have a small amount of data on that. And then we will have whatever — our extension study does allow and as needed treatment approach for additional cycles based upon disease activity but the vast majority of the data that we will have at time of submission is based upon two courses given that over the period of two to three years, over 90% of people remain disability free that is — that’s where we decided to make the cut and then that come and take for additional if needed, that’s an as needed approach and the other part of the questions back to Mark.
<A — Mark J. Enyedy, Senior Vice President>: Yes, so in terms of pricing and getting that the question if you’re raising here, I think it’s premature for us to comment on the overall pricing strategy will be driven by the data that we see in the Phase III program, a couple to the long term outcomes that we see from the Phase II experience. So we’re still [indiscernible] here and need to see the full picture before we can comment meaningfully on pricing.
<Q>: Great, thanks.
Operator
Our next question comes from Drew Figdor with Tiedemann Investment Group. <A>: Can I add one more points to the last question or has he gone away. <A>: [indiscernible].
<A>: Yeah, [indiscernible], I mean you ask a very important question, which put in for the simple clinical term is how many shots that alemtuzumab has if some one need to have across the life time of their disease. And I think you have an answer, I think another way of looking at this is to go back to domestic experience in Cambridge, U.K. looking at how often we have felt the need to treat patients over the last 10 years or so. And a less figure would be that at least 50% of the patients who we’ve treated up to 10 years ago have not needed more than two — more than three, I beg your pardon, exposures of alemtuzumab over that period.
So three has been sufficient exposure to settle their disease for the period of time that we result them which is after 10 years that’s been the experience of over 50% of the patient, which relates somewhat to level of disability when excessed exposure. Those are patients who are more disabled when we first treat them. The experience has been obviously less rewarding. It is not handpick patients, which is the patient with low disability and a short disease history. We have found three exposures overtime, these are not in the majority of patients who settled this disease down as long as we’ve watched them so far. Is that help?
<Q>: That helps, I guess to clarify that a little bit, if you talk about healthier patients, are some of those patients CIS patients, so some of the healthier patients know they are all [indiscernible].
<A>: Yeah. No, we — to go back to the question which is Alastair Compston me again that we dealt with about 15 years ago that we have not used alemtuzumab in CIS patients as yet, because of it’s adverse profile and because one doesn’t know how the patient with CIS will do. However, as I’ve already said, personally I have a fairly low threshold for using it in any patient who has multiple sclerosis as opposed to clinically isolated syndrome and that expect — those are with the patients who featured in the experience that I’ve just described to you.
<Q>: Okay, that’s very helpful. Thank you.
<A>: Next question.
Operator
Drew Figdor with Tiedemann Investment Group. Your line is open.
<Q>: Hi, this is [indiscernible]. I have a quick question. What are your base case financial models and market share assumptions for Campath for the treatment of MS with the competition going from old treatments the most recently gilenia?
<A>: So we have not disclosed our base case assumptions at this point. We had conducted extensive market research with the products including Conjoint Analysis [ph] to anticipate the introduction of gilenia as well as cladribine and then look to determine preference pairs in that analysis and what we see is there was very significant share for alemtuzumab even in an environment where there are multiple new entrance including the two oral therapies. And so, just as a — by the way of background in terms of the profile that are shown to the survey participants we used the data from the gilenia pivotal trials as well as cladribine and have those profiles available to the physicians in comparison to our Phase II data for alemtuzumab to derive the preference share. So we haven’t talked about the base case at this point but that’s what our conjoint analysis shows as a very significant share of MS going forward even in a — in a market with multiple new entrance. So Dorie, we’re going to take two more questions.
Operator
Thank you [Operator Instructions]. Jim Birchenough with Barclays Capital, your line is open.
<Q — Jim Birchenough>: Yeah, hi guys. I guess just too far a question again. Can you be more specific on mid year because that could extend anywhere from May to August or June to July? And I’m just wondering what your assumptions underlying mid year are or all patients are going to be piled up for the full study period or are you going to do an earlier analysis to get to that mid year time point. That’s with the primary question.
<A>: [Multiple Speaker] somebody who wants to talk about it in reply.
<A>: I think we can’t be more specific than mid- year at this point Jim.
<Q — Jim Birchenough>: So, maybe I could ask as a follow up just for Dr. Compston and Dr. Coles, if they more kick their experience from Phase II and what they learned Campath. Is there a certain patients that benefit the most from Campath in terms of base line EDSS score and are there any differences in the Phase III that might have a meaningful impact on how the drug looks in Phase III relative to what we’re seeing from the CAMMS data?
<A — Dr. Alasdair Coles, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge>: So Alasdair Coles. Thank you for the question, so we have spent a considerable amount of time analyzing the various subsets of the Phase II data and we have submitted a manuscript whose bottom line is however you cut the data the efficacy is the same. So to-date whatever disability, whatever gender, wherever you are in the world, whatever your disease history, alemtuzumab’s efficacy is maintained and sustained. Now clearly in the Phase III program we are exploring why that inclusion criteria so we may well have more to say about it. But to-date we are impressed with the uniformity of alemtuzumab’s efficacy.
<A>: If I could add to that, as a neurologist to treating patients for up to 10 [ph] years or so, one of the very rewarding aspects of this program has been the absolute predictability of response to individual patients, so one doesn’t have the same valency that you must come to the patient as this might help them or might not. Our experience has been uniform that this drug benefits any patient really without selection that is biologically interesting because as you’ve heard and as you know, this drug pulls out systemic lymphocyte and there are many learner discussions on the pathogenesis to multiple sclerosis, which involve a huge number of other players as you know. What I think the alemtuzumab have experience tells us is that there is a pivotal, pathological event. There is a 100 to which everything else must go in order to the complex which happened and alemtuzumab appears to target that pivotal event.
Operator
Our final question comes from Mark Schoenebaum with ISI Group.
<Q — Mark Schoenebaum>: Yes, thanks for tolerating another question from me. I appreciate it. Hey, Mark I was just wondering you’re kind enough to provide updates on Goodpastures in the Phase III on the second quarter call and you did again today. I was wondering if you could give us similar color, not on ITP, but on specifically life threatening bleeds?
<A>: Mark.
<A — Mark J. Enyedy, Senior Vice President>: No, it’s not something that we’ve seen. I mean that’s not something that we’ve seen, I mean we have this very active management program that is targeted on preventing those things from happening.
<Q — Mark Schoenebaum>: So no life-threatening bleeds. That’s great news. Thank you.
<A — Mark J. Enyedy, Senior Vice President>: Okay.
John Lacey, Associate Director of Corporate Communications
Great. Well we very much appreciate the interest today. We look forward to continuing to report out data from the program at upcoming conferences; and also to engaging with you on earnings calls and other investor related events. Thanks very much.
Operator
Thank you for joining today’s conference. That does conclude the call at this time. All participants may disconnect.
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